UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  United International Holdings, Inc.

Title of Class of Securities: Class A Common Stock

CUSIP Number: 910734102




  (Date of Event Which Requires Filing of this Statement)

                       July 23, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 910734102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

           952,685

6.  Shared Voting Power:

         1,641,515

7.  Sole Dispositive Power:

           952,685

8.  Shared Dispositive Power:

         1,641,515

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         2,594,200

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          8.8%

12. Type of Reporting Person

          CO

CUSIP Number: 910734102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Everest Capital Master Fund, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  x

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,641,515

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,641,515

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,641,515

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.5%

12. Type of Reporting Person

          PN

Item 1(a) Name of Issuer:  United International Holdings,
          Inc.

      (b) Address of Issuer's Principal Executive Offices:

          United International Holdings, Inc.
          4643 S. Ulster Street
          Suite 1300
          Denver, CO 80237

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Everest Capital Limited
          Everest Capital Master Fund, L.P.
          The Bank of Butterfield Building
          65 Front Street
          6th Floor
          Hamilton HM JX, Bermuda

          Everest Capital Limited - Bermuda Corporation
          Everest Capital Master Fund, L.P. - Cayman Islands limited partnership

    (d)   Title of Class of Securities:  Class A Common
          Stock

    (e)   CUSIP Number: 910734102

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: Everest Capital
         Limited - 2,594,200; Everest Capital Master Fund,
         L.P. - 1,641,515

         (b) Percent of Class: Everest Capital Limited -
         8.8%; Everest Capital Master Fund, L.P. - 5.5%

         (c) Everest Capital Limited - 952,685 shares with sole power to vote or direct the vote;
             1,641,515 shares with shared power to vote or to direct the vote; 952,685 shares with sole power to vote or to direct the vote; 1,641,515 shares with shared power to dispose or to direct the disposition of

             Everest Capital Master Fund, L.P. - 0 shares with sole power to vote or direct the vote; 1,641,515 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,641,515 shares with shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    EVEREST CAPITAL LIMITED

    By: /s/ Malcolm Stott
    _______________________________
    Title:  Chief Financial Officer


    EVEREST CAPITAL MASTER FUND, L.P.

    By: Everest Capital Limited
    General Partner

    By: /s/ Malcolm Stott
    _______________________________
    Title:  Chief Financial Officer

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

July 23, 1998 relating to the Class A Common Stock of United

International Holdings, Inc. shall be filed on behalf of the undersigned.

                             EVEREST CAPITAL LIMITED

                             By: /s/ Malcolm Stott
                             _______________________________
                             Title:  Chief Financial Officer

                             EVEREST CAPITAL MASTER FUND, L.P.

                             By: Everest Capital Limited
                             General Partner

                             By: /s/ Malcolm Stott
                             _______________________________
                             Title:  Chief Financial Officer





















00119001.DO3